Issuer Free Writing Prospectus
Filed by: Stone Energy Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-158998
Stone Energy Corporation
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated November 12, 2010. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Stone Energy Corporation
Guarantee:	Fully and unconditionally guaranteed by Stone Energy Offshore,
L.L.C.
Security:	8.625% Senior Notes due 2017
Size:	$100,000,000
Maturity:	February 1, 2017
Coupon:	8.625%
Offering Price:	100.50%, plus accrued interest from August 1, 2010
Yield to maturity:	8.515%
Interest Payment Dates:	February 1 and August 1
Record Dates:	January 15 and July 15
Gross Proceeds:	$100,500,000
Net Proceeds to the	$98,500,000
Issuer (before expenses):
Redemption Provisions:
First call date:	February 1, 2014
Make-whole call:	Before the first call date at a discount rate of Treasury plus
50 basis points
Redemption prices:
Commencing February 1, 2014: 104.313%
Commencing February 1, 2015: 102.156%
Commencing February 1, 2016: 100.000%
Redemption with proceeds of equity offering:	Prior to February 1, 2013, up to 35% may be redeemed at 108.625%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	November 12, 2010
Settlement (T+3):	November 17, 2010
Denominations:	$2,000 and integral multiples of $1,000
CUSIP:	861642AK2
ISIN:	US861642AK21
Form of Offering:	SEC Registered (Registration No. 333-158998)
Sole book-running manager:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Capital One Southcoast, Inc.
Natixis Securities North America Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Morgan Keegan & Company, Inc.
U.S. Bancorp Investments, Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.
Daiwa Capital Markets America Inc.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY 10080, Attention: Syndicate Operations or by calling (800) 294-1322.